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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated January 13, 2005


                         Commission File Number 1-15148


                                  PERDIGAO S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                       (Translation of Registrant's Name)

                           760 Av. Escola Politecnica
                       Jaguare 05350-000 Sao Paulo, Brazil
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  X     Form 40-F
                   ---             ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes              No  X
             ---             ---

         If "Yes" is marked, indicate below the file number assigned to the 0registrant in connection with Rule 12g3-2(b): Not applicable.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 13, 2005

                                        PERDIGAO S.A.



                                        By: /s/ Wang Wei Chang
                                        ----------------------------------------
                                        Name:   Wang Wei Chang
                                        Title:  Director/Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                             Description of Exhibit
-------                             ----------------------

99.1.                               Management and Related Person Negotiation September 2004

99.2.                               Press release "Perdigao Opens its Curitiba Distribution Center

99.3                                Management and Related Person Negotiation October 2004

99.4                                Release dated November 12, 2004 "Exports Continue to Boost
                                    Performance at Perdigao"

99.5                                Release dated November 12, 2004 "Perdigao Forecasts Increased
                                    Year-End Sales

99.6                                Quarterly Information ITR September 30, 2004

99.7                                Minutes of the 10th/2004 Ordinary Meeting of the Board of
                                    Directors

99.8                                Management and Related Person Negotiation November 2004

99.9                                Release dated December 14, 2004 "International Expansion
                                    Consolidates Excellent Export Performance"
